

HAECO





Our Ref.: CSA/CPA12/24

14th January 2005

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we would inform you that Dr. Alex S.C. Wu, Independent Non-Executive Director of the Company passed away on 10th January 2005. We enclose herewith the relevant press announcement published today in The Standard for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

Encl.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\24\ltr_2005

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

The Standard Friday, January 14, 2005

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Independent Non-Executive Director

Hong Kong Aircraft Engineering Company Limited ("the Company") notes with great regret that Dr. Alex Shu-Chih Wu, C.B.E., LL.D., J.P., an independent non-executive Director of the Company, died on 10th January 2005.

Dr. Wu, aged 85, was appointed a Director of the Company in January 1983 and was a member of the Audit Committee during the period from October 1998 to September 2004.

As at the date of this announcement, the Board of Directors comprises:
Executive Directors: D.M. Turnbull, P.K. Chan, J.C.G. Bremridge, M.A. Bowles, M. Hayman
Non-Executive Directors: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive Directors: J.S. Dickson Leach, L.K.K. Leong, R.E. Adams

For **Hong Kong Aircraft Engineering Company Limited**
Margaret Yu
Company Secretary

Hong Kong, 13th January 2005